                                                                    EXHIBIT 99.1


                                                                    NEWS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
SAM R. MORROW                                                      JUNE 16, 2004
SVEIN T. KNUDSEN
Phone:  +47 6752 6400
SUZANNE M. MCLEOD
Phone:  +1 281-589-7935


               PGS Completes 2003 Audited Norwegian GAAP Financial
                Statements for 2003 with Qualified Audit Opinion


         JUNE 16, 2004: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE: PGS; OTC: PGEOY) announced today that its Board of Directors has adopted its recommended 2003 Annual Financial Statements prepared in accordance with Norwegian generally accepted accounting principles ("Norwegian GAAP Financial Statements"). The Norwegian GAAP Financial Statements will be distributed to its shareholders by June 23, 2004 and subsequently posted to the PGS web site (www.pgs.com).

         The Company received today an audit opinion from its independent auditor Ernst & Young relating to the 2003 Norwegian GAAP Financial Statements. Consistent with the Company's previous disclosures, the audit opinion contained a qualifying paragraph as follows:

         "The audit of the Company's financial statements prepared in accordance with accounting principles generally accepted in the Unites States (U.S. GAAP) have not yet been completed. The required audit procedures for such U.S. GAAP financial statements include a re-audit of the 2001 financial statements as well as an audit of the 2002 and 2003 financial statements, due to requirements relating to the filing of the annual financial statements with the Securities and Exchange Commission in the Unites States. The outcome of such audit procedures might also affect the financial statements prepared in accordance with Norwegian GAAP, potentially both the opening balance as at January 1, 2003 and the 2003 statement of operations."

         The audit opinion also includes a matter of emphasis related to weaknesses in internal control over financial reporting.

         Several adjustments have been made to the unaudited and preliminary 2003 Norwegian GAAP Financial Statements published on March 16, 2004. Following are the more significant changes to the Statement of Operations (see attached Statement of Operations for more detail):

=============================================================================================================
(USD MILLIONS)                            PRELIMINARY               FINAL             INCREASE (DECREASE)
=============================================================================================================
Revenues                                    $1,111.5              $1,120.6                    $9.1
Operating expenses                             633.9                 641.6                     7.7
Depreciation and amortization                  313.5                 305.4                    (8.1)
Impairment of long term assets                 716.8                 740.9                    24.1
Provision for income taxes                      35.9                  26.4                    (9.5)
Net loss                                      (814.1)               (818.2)                    4.1
=============================================================================================================


-------------------------------------------------------------------------------------------------------------
Petroleum Geo-Services ASA     Phone: +1 281-589-7935    Petroleum Geo-Services ASA    Phone:  +47 6752 6400
738 Highway 6 South            Fax:   +1 281-589-1482    PGS-House                     Fax:  +47 6753 6883
Suite 1000                                               Strandveien 4
Houston, TX 77079, USA                                   N-1366 Lysaker, Norway

         The Company is continuing its efforts to have audits of the Company's 2002 and 2003 Financial Statements and a re-audit of the Company's 2001 Financial Statements completed under U.S. GAAP, and to address the material weaknesses in the Company's system of internal controls over financial reporting as previously disclosed.

         The Company has established a plan with the objective of completing the outstanding audits under U.S. GAAP to permit the Company to file its Annual Report on Form 20-F with the Securities and Exchange Commission by September 30, 2004. However, there can be no assurance that these audits and re-audit can be completed or that the target of September 30, 2004 can be achieved.

         In addition, as previously disclosed, if and when completed, the audits and re-audit could result in restatements of the Company's previously filed U.S. GAAP audited financial statements and restatements or other adjustments to its 2002 and 2003 U.S. GAAP un-audited interim financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature. Furthermore, although the audits and re-audit are being conducted under U.S. GAAP, there can be no assurance that the findings from these audits and re-audit will not have an impact on Norwegian GAAP 2002 and 2003 historical financial statements.

         Also, as earlier disclosed, until the audits and re-audit of financial statements under U.S. GAAP are completed, the Company will be unable to file with the Securities and Exchange Commission an Annual Report on Form 20-F that contains audited financial statements for three full fiscal years. For so long as this condition exists, the Company will be precluded from, among other things, listing its American Depositary Shares ("ADSs") on a U.S. national securities exchange or on the NASDAQ Stock Market. A delay in listing of the Company's ADSs in the U.S. may have a negative impact on their liquidity.

                                      ****

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.


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                                                                          Page 2

                           Petroleum Geo-Services ASA
                      Consolidated Statement of Operations
       (Prepared under Norwegian Generally Accepted Accounting Principles)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Year ended December 31, 2003
                                                                          ---------------------------------------------------------
                                                                          Preliminary,              Final
(In thousands of dollars)                                                 as reported              audited               Variance
---------------------------------------------------------------           ------------           -----------            -----------
 Revenue                                                                  $ 1,111,548            $ 1,120,658            $     9,110
---------------------------------------------------------------           -----------            -----------            -----------

 Cost of sales                                                                577,130                584,717                  7,587

 Research and development costs                                                 2,482                  2,622                    140

 Selling, general and administrative costs                                     54,246                 54,251                      5
---------------------------------------------------------------           -----------            -----------            -----------
 Operating expenses before depreciation,
    amortization and unusual items                                            633,858                641,590                  7,732

 Depreciation and amortization                                                313,481                305,419                 (8,062)

 Impairment of long-term assets                                               716,783                740,876                 24,093

 Unusual items, net                                                            76,977                 78,085                  1,108
---------------------------------------------------------------           -----------            -----------            -----------
 Operating loss                                                              (629,551)              (645,312)               (15,761)

 Financial expense, net                                                      (110,266)              (110,027)                   239

 Other gain (loss), net                                                       (31,955)               (30,788)                 1,167
---------------------------------------------------------------           -----------            -----------            -----------
 Loss before income taxes                                                    (771,772)              (786,127)               (14,355)

 Provision for income taxes                                                    35,968                 26,436                 (9,532)

 Discontinued operations/operations held
    for sale, net of tax                                                       (6,315)                (5,587)                   728
---------------------------------------------------------------           -----------            -----------            -----------
   NET LOSS                                                               $  (814,055)           $  (818,150)           $    (4,095)
===============================================================           ===========            ===========            ===========



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